

November 4, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

> **Re: Parallax Health Sciences, Inc.**
> **Amended Form 10-K for the Fiscal Year ended December 31, 2018**
> **Filed October 21, 2019**
> **File No. 000-52534**

Dear Mr. Arena:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note other wise, our references to prior comments are to comments in our August 8, 2019 letter.

Amendment No.2 to the Form 10-K for fiscal year ended December 31, 2018

General

1. Please revise your Form 10-K to comply with the comments issued on the Amended Registration Statement on Form S-1 in the letter dated November 4, 2019, as applicable.

Controls and Procedures, page 56

2. We note your management concluded that your disclosure controls and procedures and internal control over financial reporting were effective as of the end of the period covered by your annual report. Given the fact that you have restated your previously issued financial statements due to errors in the accounting for certain convertible debt, warrants and convertible preferred stock, please address the following points:

- Tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.
- Tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.
- Tell us which COSO framework was used by your management in the evaluating the effectiveness of your internal control over financial reporting.

Please note that this comment also applies to the Form 10-Q for the interim period ended June 30, 2019.

Exhibits

3.   We reissue comment two. Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 49) (December 2018) and Item 301 of Regulation S-T.

You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction